SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated December 11, 2025.

Buenos Aires, December 11, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Related Parties Transaction - Energía Argentina S.A. (“ENARSA”)

Ladies and Gentlemen,

We are writing to you in order to comply with the rules of the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In accordance with the provisions of Article 73 of Law 26,831 and of the Rules of CNV, we hereby inform that the Audit Committee’s report is available to the shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515, Buenos Aires, in which the Audit Committee issued its opinion, in accordance with the above mentioned regulation, regarding the extension of the joint venture (unión transitoria) contract LNG Escobar with Energía Argentina S.A. (“ENARSA”) until January 31, 2029, concluding that the terms and conditions thereof are in accordance with the normal and customary market standards for agreements entered into in similar transactions between independent parties.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 11, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer